Exhibit A

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Query Summary Date: 3/1/2013
Accts : 11802642 - Financial Edge
Filters: Symbol - ASBI

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				Local CCY		Reporting CCY					
Symbol	Description	Shares	Orig Face	Unit Cost	Total Cost	Total Cost	Price	Market Value	Total G/L	Yield %	Mkt Val %
ASBI	AMERIANA BANCORP	151,610	0	8.73	1,323,865.50	1,323,865.50	8.9613	1,358,622.68	34,757.18	0.45	1.57
			Grand Total :		1,323,865.50	1,323,865.50		1,358,622.68	34,757.18	0.45	1.57

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Exhibit A

Financial Edge Fund, LP
c/o PL Capital, LLC
47 E. Chicago Avenue
Suite 336
Naperville, IL 60540

March 1, 2013

To the Corporate Secretary of
Ameriana Bancorp
2118 Bundy Avenue
New Castle, IN 47362-1048

Dear Sir or Madam:

As of March 1, 2013 the Financial Edge Fund, LP (the "Shareholder") owns 151,610 shares of Ameriana Bancorp (the "Common Stock"). These shares of Common Stock are held at the Shareholder's prime broker, BNP Paribas Prime Brokerage, Inc., as verified below by an authorized representative of BNP Paribas Prime Brokerage, Inc.

Sincerely,

Richard J. Lashley

Richard J. Lashley
Managing Member and Principal
PL Capital, LLC
General Partner of Financial Edge Fund, LP